UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER:     000-18528
CUSIP NUMBER:

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	March 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Income Growth Partners, Ltd. X, a California Limited Partnership

Full Name of Registrant

Not Applicable

Former Name if Applicable

11230 Sorrento Valley Road, Suite 220

Address of Principal Executive Office (Street and Number)

San Diego, California 92121

City, State and Zip Code

PART II – Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004, could not be filed within the prescribed time period without unreasonable effort or expense due to a delay in the compilation of the financial information

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required to be presented in the Quarterly Report related to the March 3, 2004 sale of one of the registrant’s properties, and a corresponding delay in the dissemination and review of the Quarterly Report on Form 10-QSB.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William R. Adams (Name)	(858) 457-2750 (Telephone Number, including Area Code)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2004, the registrant expects to report net income of approximately $25,000,000, compared to net income of approximately $163,000 for the three months ended March 31, 2003. This change is primarily due to the sale of one of the registrant’s two properties on March 3, 2004.

The registrant expects to report net income per limited partnership unit of approximately $791 for the three months ended March 31, 2004, compared to approximately $5 for the three months ended March 31, 2003. This change is primarily due to the sale of one of the registrant’s two properties on March 3, 2004.

The above are preliminary numbers and are subject to change based on the final review of the Quarterly Report on Form 10-QSB.

Income Growth Partners Ltd., X, a California Limited Partnership
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2004	By:	INCOME GROWTH PARTNERS, LTD. X, A CALIFORNIA LIMITED PARTNERSHIP

		By:	Income Growth Management, Inc., a California corporation, its General Partner

			By:	/s/ David W. Maurer

David W. Maurer, President

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